Exhibit 99.1

NR 17-07

GOLD RESERVE PROVIDES VENEZUELA UPDATE

SPOKANE, WASHINGTON, June 30, 2017

Gold Reserve Inc. (TSX.V: GRZ) (OTC: GDRZF) ("Gold Reserve" or the "Company") is pleased to provide an update on the activities in Venezuela on the Brisas Cristinas Project which is owned 55% by Venezuela and 45% by a subsidiary of Gold Reserve (through their mixed company Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera S.A."). Gold Reserve and Venezuela have initiated activities to update the Feasibility Study and the Environmental Impact Statement previously prepared to include the expanded project with updated capital and operating costs. A Preliminary Economic Assessment (“PEA”) is also being prepared to Canadian National Instrument 43-101 disclosure standards and is expected to be completed in a few months. In addition, Siembra Minera S.A. is in the process of obtaining the permits required to commence an early works program and a small miner program along with a fast track saprolite production plan ahead of the larger project. Contractors will be mobilizing to the site shortly to support these activities and begin early works. To support these activities Siembra Minera S.A. is pursuing various financing alternatives.

In addition, the Company is providing an update to the previously announced third amendment of the Settlement Agreement with Venezuela (the "Settlement Agreement"). Under the terms of the Settlement Agreement, Venezuela has agreed to pay Gold Reserve a total of approximately US $1,037 million, comprised of approximately US $797 million to satisfy the arbitral ICSID Award granted in favor of the Company and US $240 million for the Company's technical mining data related to the Brisas property.

Gold Reserve has received an initial installment of US $40 million under the Settlement Agreement and is scheduled to receive 20 monthly payments of US $29.5 million and three monthly payments of US $40.8 million on or before the 10th day of each month starting on July 10, 2017, totalling approximately US $712 million. The final payment of US $285 million is scheduled to be paid on or before June 10, 2019. In addition, Venezuela will place Venezuelan financial instruments with a face value of US $350 million in trust as collateral for the future payments.

Gold Reserve will refrain from enforcing the Award as long as Venezuela is current in its obligations to the Company. In addition, Venezuela has agreed to permanently withdraw all legal proceedings seeking annulment.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, W A 9920 I USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the payments contemplated by the Settlement Agreement, as amended, the contemplated pledge of Venezuela debt securities as security for such payments and the development of the Brisas Cristinas project, including the preparation of a revised feasibility study, a revised  environmental impact statement and a PEA for the project and the pursuit of financing arrangements by Siembra Minera S.A.. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risk that Venezuela may not be able to fund the contemplated future payments to the Company pursuant to the Settlement Agreement, the uncertainty of the value of the Venezuela debt securities to be pledged to the Company in the event Venezuela defaults on its payment obligations, the risk that a revised feasibility study, a revised environmental impact statement and a PEA for the Brisas Cristinas project will not be completed within the time frames anticipated, the risk that Siembra Minera S.A may not be able to arrange financing for the anticipated capital costs of the Brisas Cristinas project and the risk that the development of the Brisas Cristinas project may not proceed as anticipated.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.